Harleysville.
Good people to know


I.M. BRIGHT
We Create To Illuminate
R&B PLUMBING SUPPLY
UNIVERSAL AUTO SUPPLIES
LEASE OFFICE SPACE 555-9600
OPTOMETRY CENTER
Harleysville.
Good people to know
555-4433

Harleysville, USA.

Where America's small businesses call home.

Harleysville Group Inc.
2001 Annual Report

Contents

The Harleysville organization

Harleysville Group Inc. (Nasdaq: HGIC) is a regional underwriting organization operating in 32 Eastern and Midwestern states offering property and casualty insurance to businesses and individuals. The company specializes in insuring small businesses and in providing personal lines coverage, and is known for creating strong, lasting relationships with independent agents and policyholders.

The consolidated property and casualty operations of Harleysville Group and Harleysville Mutual produced direct written premiums of $1.104 billion in 2001; net written premiums were $1.066 billion. Consolidated assets were $2.7 billion as of December 31, 2001, and surplus stood at $864 million.

A pooling arrangement exists among various companies in our network by which premiums, losses and expenses are shared among pool participants. Harleysville Group holds 72 percent of the underwriting pool, while Harleysville Mutual holds 28 percent.

The organization is represented by 1,910 independent agencies and has 2,450 employees. Harleysville Group Inc. common stock is traded on the Nasdaq National Market System under the symbol HGIC.

Harleysville Group Inc.

Companies owned	Companies managed
Harleysville Asset Management L.P.	Harleysville Mutual Insurance Company
Harleysville-Atlantic Insurance Company	Harleysville-Garden State Insurance Company
Harleysville Insurance Company (Minnesota)	Harleysville Life Insurance Company
Harleysville Insurance Company of New Jersey	Harleysville Pennland Insurance Company
Harleysville Insurance Company of New York	
Harleysville Insurance Company of Ohio	
Harleysville Lake States Insurance Company	
Harleysville Preferred Insurance Company	
Harleysville Worcester Insurance Company	
Insurance Management Resources L.P.	

On our cover

Harleysville Group's vision is to be the premier small commercial lines insurer in the communities we serve – towns and neighborhoods where we have earned the reputation for being *"Good people to know"* through our knowledge of small businesses, a local perspective, and responsive, efficient and friendly customer service.

Historical financial data

Results (dollars in millions, except per share data)

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Net written premiums	**$747.6**	$701.5	$724.3	$686.1	$616.9	$660.7	$505.5	$449.4	$395.2	$365.0	$385.4
Premiums earned	**729.9**	688.3	707.2	664.6	624.9	615.2	477.0	447.7	388.5	359.2	363.9
Investment income	**85.5**	86.8	85.9	86.0	81.8	78.0	68.4	64.4	59.2	57.9	56.5
Total revenues	**827.8**	802.6	824.8	779.3	724.2	707.4	558.5	525.5	457.8	428.5	421.9
Net income	**43.5**	48.7	39.9	63.4	54.1	28.7	41.3	18.5	31.9	26.9	25.0
Per common share:											
Operating income (basic)[1]	**$1.56**	$1.47	$1.10	$1.82	$1.74	$0.96	$1.47	$0.61	$1.18	$0.84	$1.01
Net income (basic)	**1.49**	1.69	1.37	2.18	1.89	1.03	1.53	0.70	1.24	1.07	1.02
Cash dividends	**0.58**	0.55	0.52	0.48	0.44	0.40	0.36	0.33	0.30	0.26	0.23
Ratios:											
Statutory combined ratio	**104.2%**	106.1%	107.8%	103.2%	103.5%	107.3%	103.4%	111.4%	106.7%	108.8%	106.4%
Premium-to-surplus ratio	**1.4:1**	1.4:1	1.4:1	1.4:1	1.6:1	2.0:1	1.7:1	1.7:1	1.8:1	2.0:1	2.4:1
Debt-to-capital ratio[2]	**15%**	16%	17%	18%	20%	22%	23%	26%	27%	9%	10%
Return on average equity[2]	**8.2%**	9.9%	8.6%	14.8%	14.4%	8.5%	13.6%	6.7%	12.6%	12.0%	12.6%

Financial position

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Total assets	**$2,045.3**	$2,021.9	$2,020.1	$1,934.5	$1,801.2	$1,622.6	$1,378.3	$1,241.1	$1,180.4	$957.6	$847.0
Debt and lease obligations	**96.1**	96.5	96.8	97.1	97.4	97.7	98.0	100.2	100.4	22.7	22.8
Shareholders' equity	**590.3**	566.6	526.9	529.7	446.5	370.2	345.0	276.9	267.7	237.4	211.3
Per common share:											
Shareholders' equity	**$20.05**	$19.54	$18.29	$18.17	$15.49	$13.09	$12.57	$10.36	$10.25	$9.29	$8.49
Market price: High	**$30.25**	$30.63	$26.13	$28.50	$27.50	$16.38	$16.50	$15.13	$16.38	$14.13	$11.13
Low	**19.11**	11.63	12.63	17.25	14.38	12.25	11.75	9.88	11.50	9.00	6.91
Close	**23.89**	29.25	14.25	25.81	24.00	15.25	16.19	12.13	15.13	14.13	10.63

[1] *Operating income is net of tax and excludes after-tax realized investment gains.*
[2] *Excludes effect of SFAS No. 115.*

Message to our shareholders


Harleysville.
Good people to know
LEASE
UNIVERSAL
555-4433

Walter R. Bateman
Chairman of the
Board, President and
Chief Executive Officer

Our nation looks to the insurance industry to restore financial health after disasters and to mitigate uncertainty about future events that cannot be predicted or controlled. We do both jobs well.

The massive destruction and appalling loss of life caused by the September 11th terrorist attacks has reshaped financial results and behavior throughout the insurance industry. Claims from these attacks will likely emerge for years, but even now it seems clear that insured losses will be measured in the tens of billions of dollars. The indirect consequences of the terrorist attacks are pervasive. Reinsurers as well as primary insurers have become more selective in risk taking, more restrictive in coverage, and have generally raised prices for commercial insurance.

That reaction is both understandable and appropriate. Our nation looks to the insurance industry to restore financial health after disasters and to mitigate uncertainty about future events that cannot be predicted or controlled. We do both jobs well. The renewed emphasis on underwriting and pricing discipline will help the industry do both jobs even better.

Harleysville's risk portfolio is concentrated in small businesses, so the probability of future terrorist attacks does not figure heavily in our risk calculations. We simply don't have that much exposure to such events. We do have a stake, however, in the industry's renewed emphasis on underwriting – a course we have followed long before the attacks of September 11th – and our results for 2001 show it.

Operational results and financial performance

Despite the World Trade Center disaster, the burdensome assessment caused by the failure of Reliance Insurance Company and adverse personal lines results, we reduced the company's overall combined ratio to 104.2 percent for 2001 compared with 106.1 percent the year before. Our commercial lines risk portfolio did even better – producing a combined ratio of 100.0 percent. As a result, operating earnings were up 6 percent to $1.53 per diluted share. Had it not been for the unusual events of 2001, that increase would have been 15 percent.

While the long-term performance of our investment operations has made it one of the industry's best, and the credit quality of our investment portfolio is pristine, we were not immune to the impact of last year's overall drop in stock prices. Because of those declines, realized investment losses caused net income for 2001 to fall 13 percent to $1.46 per diluted share, and return on equity for the year, at 8.2 percent, to remain below target.

Why we will succeed

The financial results we produced last year may look good in comparison with the results we expect the industry to post for 2001, but our aim is higher.

The operational improvements we're making – not just in underwriting, but also in marketing, information technology, claims handling, loss control and customer service – will help us meet and, ultimately, exceed our long-term goals. And that is our intent.

We can grow because we have ample insuring capacity. Our policyholder surplus grew 4 percent in a year when industry capacity contracted. Further, our access to additional capacity is secured through the strong relationships we have established with major reinsurers and the excellent reputation we have earned in the worldwide reinsurance community for our sound risk portfolio management.

As well, we have the disciplines in place to grow profitably. We apply sound underwriting fundamentals. Our expenses are well managed. And we have attained a higher level of strategic alignment with our agency plant – with fewer agents producing more and better business.

We apply sound under-writing fundamentals. Our expenses are well managed. And we have attained a higher level of strategic alignment with our agency plant...

We are growing in the right direction, too. Commercial lines premium volume rose 15 percent last year, and now accounts for almost 70 percent of our business. This year we further refined our small commercial strategy to align our underwriting appetite with the sales capabilities of our agents, while providing them with more support and marketing direction.

Finally, as a premier underwriter of small commercial lines, we are committed to adding value to our relationships with key stakeholders. Policyholders benefit from hands-on, high-touch service and quality coverage underwritten by one of the top regional property casualty insurers in the United States. Employees benefit from our collective success through expanded career opportunities and the self-satisfaction that comes from serving our customers well. Our agents benefit from a stable market for their business, a stronger Harleysville brand and a more valuable Harleysville franchise. Shareholders benefit from their investment in a company with a distinctive strategic mission and the financial strength that differentiates us from our competitors.

Indeed, we are earning our reputation for being *"Good people to know"* among all of our stakeholders.

Walter R. Bateman
Chairman of the Board, President and Chief Executive Officer

February 14, 2002

What makes Harleysville different?

★ **Our small commercial strategy.**
We market to smaller accounts in commercial segments we know are profitable and where we have extensive underwriting experience.

☆ **The Harleysville franchise.**
We have close relationships with the best independent insurance agencies in the regions where we operate. Those agencies comprise a distribution force unsurpassed in its ability to meet the insurance needs of business owners and individuals.

☆ **Our localness.**
Our strong ties to the communities we serve give us superior knowledge of the needs of customers and agents. Our local perspective means we operate with a caring and responsive attitude.

☆ **Our underwriting culture.**
We are underwriters. We approach risk-bearing decisions judiciously. We price our coverage to correspond to risk. And we account for the potential cost of claims with sound reserving practices.

☆ **Our information technology.**
Our systems let us serve customers and agents with speed and accuracy, while containing costs by making our underwriting, claims and administrative processes efficient.

☆ **Our service.**
Our responsiveness to policyholders, particularly in claims matters, is well-known. We support Harleysville agents with superb service and fast answers delivered by a dedicated field force of commercial lines and personal lines territorial managers.



Our small commercial strategy.

Several years ago, we conducted an extensive analysis of how Harleysville could best use its marketing and underwriting strengths to generate earnings growth.

That analysis showed that small commercial accounts had a number of material advantages for Harleysville. One advantage was the high profit and growth potential this market segment offered. Another was that, even though this marketplace was relatively crowded, Harleysville's skills and experience with small business customers would enable us to compete effectively and profitably for this business.

Against this backdrop, we established our goal to become a premier small business insurer, and, in the ensuing two years, we have pursued that objective vigorously.

As a result, our risk portfolio – the basis of our revenues – has become more heavily weighted toward commercial accounts.

Our biggest and best customer segments.

Retailers


BOB'S BOOKS

Includes:
Merchants of all kinds, whether located in malls, strips or free-standing stores

Market concentration:
Harleysville has targeted more than 40 categories of retail establishments, including grocery stores; bakeries; furniture stores; drug stores; paint, glass, and wallpaper stores; hardware stores; and book stores

Available market:
$4.9 billion in annual premium

Share of Harleysville's commercial risk portfolio:


11%

Building trades


555-4433

Includes:
Contractors in the building trades

Market concentration:
Smaller, high-quality artisan contractors – financially stable, with favorable loss history

Available market:
$3.1 billion in annual premium

Share of Harleysville's commercial risk portfolio:


30%

Service businesses


Allan's

Includes:
A broad range of personal, business and professional services, and membership clubs and organizations

Market concentration:
Professional offices such as accountants and physicians; photo studios; electronics repair; business services such as photocopy centers; and, selectively, accounts such as beauty shops; funeral directors; veterinary hospitals; engineering and surveying services; and social, service and membership organizations

Available market:
$5.7 billion in annual premium

Share of Harleysville's commercial risk portfolio:


23%

A year ago, our commercial/personal mix of business was 64/36; in 2001 it was 69/31.

Although we intend to remain a "generalist underwriter," we have honed our marketing programs to concentrate on those commercial customer segments in which we have the greatest expertise and experience. Six of these broad industry categories currently account for nearly all of our commercial lines book and will continue to be our primary source of new commercial accounts for the foreseeable future.

2001 Mix of business



Commercial lines	
Commercial auto	22.9%
Workers compensation	15.7%
Commercial multi-peril	24.5%
Other commercial lines	5.9%
Total:	**69.0%**
Personal lines	
Personal auto	20.2%
Homeowners	9.5%
Other personal lines	1.3%
Total:	**31.0%**

Harleysville Group's commercial lines business has grown faster than its personal lines business throughout its history as a public company. 97 percent of Harleysville's commercial lines sales come from smaller accounts with 50 or fewer employees.

Wholesalers


SUPPLIES
Wholesale Auto Parts

Includes:
Businesses in virtually all product categories that supply inventory to retailers and to industrial, commercial, institutional and professional users

Market concentration:
Wholesale suppliers of auto parts; florists' supplies; books; footwear; and, selectively, meat and grocery products; furniture; clothing; hardware and plumbing supplies; and other durable goods

Available market:
$2.7 billion in annual premium

Share of Harleysville's commercial risk portfolio:



6%

Property managers


LEASE
OFFICE SPACE
555-9600

Includes:
Real estate management, real estate agents, professional offices, insurance agents and insurance companies, owners and lessors of property, garden apartments, office and residential condominiums

Market concentration:
Well-constructed, financially stable, professionally managed properties less than 20 years old with on-site maintenance and an occupancy rate of 80% or more

Available market:
$1.0 billion in annual premiums

Share of Harleysville's commercial risk portfolio:



13%

Light manufacturing



Includes:
Processors of foods and beverages; manufacturers of durable goods, leather goods, stone, glass and metal products; light machine shops

Market concentration:
Manufacturers with fewer than 50 employees, particularly those engaged in industries with historically favorable claims experience. Examples: machine shops; makers of lighting fixtures; photographic and audio/visual equipment; and ice cream and frozen desserts

Available market:
$1.8 billion in annual premium

Share of Harleysville's commercial risk portfolio:



7%

The Harleysville franchise.


Harleysville

Lee Patkus (right), executive vice president, field operations, and Tim O'Malley, senior vice president, marketing, spearheaded a corporatewide campaign to elevate the value of the Harleysville franchise.

We believe the best way to sell our insurance products to small business owners is through a network of local, independent insurance agents.

Over the past several years, we have devoted considerable energy to enhancing that network as a means of not only helping sales, but also improving our underwriting results.

First, we raised the standards on what it takes to be a Harleysville agent – that is, to hold a Harleysville franchise. One requirement was a commitment to make Harleysville one of the top companies represented by an agency, as measured by relative premium volume. As one might expect, an agency's top companies tend to get that agency's best accounts. As a result, agencies with which we have the best relationships tend to produce better underwriting results as well as more premium volume.

Our agency management initiative has reduced the number of agencies that hold our franchise from 3,004 two years ago, to 1,910 by the end of 2001. At the same time, our average consolidated annual premium per agency has climbed nearly 50 percent – from $356,000 to $525,000! Even more encouraging is the fact that our preferred agencies – those in the top two tiers of our agency segmentation system – now produce 58 percent of Harleysville's consolidated premium volume and they are growing at an annual rate of 16.5 percent.

Harleysville agencies earn rewards commensurate with their increased productivity, including fast-track service protocols, as well as financial rewards.

For Harleysville, the next step in an agency relationship is to link an agency's sales planning and customer prospecting goals with our marketing and underwriting objectives – notably in the six commercial market segments we've earmarked for growth. That strategy continues.

Consolidated net written premium per agency
(in thousands)



$800
700
600
500
400
300
200
100
0
99
00
01

Net written premiums
(in millions)



$800
700
600
500
400
300
200
100
0
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01

Increased pooling participation, coupled with geographic and product expansion, has resulted in a 9.6 percent compound annual growth rate of net written premiums since 1986. Harleysville Group has exceeded property and casualty insurance industry growth in 13 of its 16 years as a public company.

Our localness. Good people to know, right next door.



Harleysville's Northeast operations turned in splendid results (including an underwriting profit) in 2001 under the leadership of Dennis Otmaskin (right), president and chief operating officer, Harleysville Worcester Insurance Company and Harleysville Insurance Company of New York, and his staff, including assistant vice presidents Tracey Benison (marketing) and Geoff Bohanan (product manager).

Being close to the market means being close to the customer, and Harleysville is both. We are, in outlook and operation, a local company.

To be sure, with $1 billion in annual premium and operations in more than 30 states, we have ample insuring capacity and plenty of marketing reach. But our field offices and territorial managers keep market planning and underwriting decision-making tightly linked to local needs and risk profiles.

That's important for a number of reasons.

For one, marketing and underwriting must be done locally to be truly successful. Risk selection and pricing standards are set for the company as a whole, of course. But in a state-regulated industry, the desirability of a given risk varies according to rate adequacy, competition, regulatory environment and a host of other indigenous factors.

For another, our commercial lines strategy requires native market knowledge for sales and underwriting success. That kind of information is best obtained from carefully selected local agents who, themselves, are community business leaders.

And finally, our customers like dealing with an insurer with a small-town attitude and the personal service we provide. Our approach is comforting rather than confrontational and that helps build enduring, profitable relationships with policyholders, and helps us win friends in the communities we serve. It also explains why *"Good people to know"* is such an important part of our brand identity.

Map of operations


20%
24%
47%
9%
0%

Our underwriting culture.


& Development
Performance Management

Harleysville manages its risk portfolio with discipline – emphasizing underwriting competencies. Doug Gaudet, executive vice president, insurance operations and chief underwriting officer, directs the execution, while Cathy Strauss, senior vice president, human resources, oversees staff development.

For the past 10 to 12 years, the property and casualty insurance industry has been in a soft market cycle in which competition kept prices from rising. While the causes of that soft market were complex, the results were simple: prices became inadequate and, inevitably, so did profits. We found those conditions unacceptable and we acted.

We began a program to thoroughly reexamine every piece of business on our books. Our goal was to restore our earnings to their historically high levels by repricing the quality accounts on our books. Where we could not retain an account at what we considered the right price, we let it go to a competitor rather than renew the policy at an inadequate price.

Adhering to a strict underwriting discipline can dampen sales in a soft market, and we were fully prepared to trade sales volume for profit. Fortunately, however, we never had to make that tradeoff – market pricing turned upward almost simultaneously with our own pricing initiative.

Returning prices to adequate levels after a soft market takes time, but we have averaged double-digit increases on our commercial policy renewals in every month since April 2000. Obviously, the cumulative effect of those price increases on our commercial lines combined ratio has been especially positive. Our commercial lines combined ratio has declined from 109.2 percent in 1999 to 100.0 percent as of year-end 2001.

Today, we are in the midst of a market that has been hardening since early 2000 and gives every indication of continuing to do so through 2002 and beyond, considering the huge industry losses from the tragic events of September 11. Even so, the external insurance environment, whether favorable or not, is merely a backdrop for our underwriting activities – it does not drive them. Sound risk selection and proper pricing do.

These same principles apply to personal lines underwriting, an important part of our business that has been performing below expectations. Because regulation tends to give us less latitude in individual risk pricing, we have concentrated our resources on improving risk selection. Additionally, we are exiting states where either our personal lines sales density or the available rates are too low to be profitable. This has led to a decrease, at least temporarily, in personal lines volume – but not in our belief that personal lines can be a profitable contributor to shareholders' earnings. We intend to make it so.

While rates for auto and homeowners insurance are often politicized and thus not as subject to the dynamics of hard markets as commercial lines rates, they are less subject to soft markets as well. The result is that a properly selected and properly priced book of personal lines can add not only to earnings but also to earnings stability.

We are committed to seeing that our underwriting discipline is directed toward earning an underwriting profit. While pricing cycles in the property and casualty insurance industry variously work for and against that goal, our commitment to the discipline that will lead us to a profit from our basic business is steadfast.

Combined ratio



120%
115%
110%
105%
100%
95%
90%
85%
80%
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Harleysville Group's average statutory combined ratio is 104.8 percent during its 16-year history, ranging from 98.1 percent in 1986 to 111.4 percent in 1994. The company has outperformed the property and casualty insurance industry in this category 12 times in those 16 years.

Faster answers and better service through information technology.


Lisa's
Gallery

Harleysville is a service-intensive insurer. Our skill at pleasing policyholders (and agents for that matter) with prompt, personal service gives us a distinct marketplace advantage and a reputation for friendliness that is important to the customers we serve. It is a marketplace advantage that is imbedded in our company culture...thus difficult for competitors to copy.

The secret to good service is, of course, no secret at all. It's simply careful work and a caring attitude, consistently applied to every customer in every transaction.



Customer service begins at the point of a policyholder's need. Harleysville's claims operation is directed by Bob Lockwood (right), senior vice president. The information technology tools to provide superior claims service are supplied by Wayne Ratz (opposite page, right), senior vice president and chief information officer, and John Elcock, vice president, applications systems and services.

Good tools help. And, in a data-intensive industry, none is more important than information technology. Over the past several years, we have invested heavily in our IT systems.

What we are seeking from that investment is an increase in transactional productivity – more automated, less labor-intensive underwriting, for example – and faster, more accurate answers for agents and policyholders. In other words, IT is one of the keys to improving service and achieving greater profitability at the same time.

Our accomplishments in facilitating transactions over the past year illustrate the point.

One milestone was the launch of the Agent Link, an Internet portal to H-Net, our online policy system. Another was the completion of a new IT infrastructure, and the installation of state-of-the-art networks and workstations throughout the organization. The third and possibly most significant milestone was the release of the first phase of the Harleysville Integrated Insurance System or HIIS.

With the HIIS launch, we are now beginning to consolidate core IT functions into a single advanced system and, in the process, replacing a number of older systems that originated in subsidiaries acquired by Harleysville Group in the 1990s. Going forward, HIIS will incorporate a rules-based, Automated Underwriting System (AUS) that will revolutionize the way we underwrite and process policies.

With the release of HIIS last year and the launch of AUS planned for this year, we have moved significantly closer to the level of productivity and customer service that the best information technology can supply.

Historical financial perspectives

Basic operating income per common share


$2.00
1.50
1.00
0.50
0.00
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

During Harleysville Group's 16 years as a public company, basic operating earnings have increased from $0.42 in 1986 to a record $1.82 in 1998. Results were impacted by catastrophes in 1994, 1996 and 1999, but rebounded sharply in 1995, 1997 and 2000.

Shareholders' equity per common share


$25
20
15
10
5
0
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Shareholders' equity per share has increased each year since 1986 and has grown at a compounded annual rate of 10.0 percent over that time.

Return on average equity


20%
15%
10%
5%
0%
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Harleysville Group has outperformed the property/casualty insurance industry every year but one since 1986 and has produced an average annual rate of return of 12.2 percent.

Annual dividend per common share


$0.6
0.5
0.4
0.3
0.2
0.1
0.0
86 87* 88 89 90 91 92 93 94 95 96 97 98 99 00 01

** Excludes special dividend*

Harleysville Group's policy is to pay dividends based on the company's operating results, overall financial condition, capital requirements and general business conditions.

Since going public in 1986, dividends have grown at a compound annual growth rate of 12.6 percent and the company has increased its dividend every year. A dividend has now been paid in 62 consecutive quarters.

Year-end closing market price per common share


$30
25
20
15
10
5
0
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

On May 23, 1986, Harleysville Group successfully completed its initial public offering, with net proceeds amounting to $32.1 million. The initial price of the stock was $5.16 per share.

Following a three-for-two stock split in 1991, Harleysville Group's stock price rose to $11.13 per share. The $16.50 high attained in 1995 stood as a company record until 1997, when the price rose to $27.50 on November 3, 1997 after a two-for-one split of common stock and an increase in the regular quarterly dividend. A new high was established on December 7, 2000 when the stock reached $30.63 per share. Harleysville Group's stock closed the year 2001 at a price of $23.89 per share.

Investment income and fee income per common share


$2.5
2.0
1.5
1.0
0.5
0.0
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Investment and management fee income per share has increased since 1986, growing at a compounded annual growth rate of 13.1 percent – providing a strong base from which earnings can grow.

Investment assets
(At fair value, December 31, 2001)


Municipals 39%
Short-term investments 2%
US government & agency securities 5%
Corporates 35%
Mortgage-backed securities 10%
Equity securities 9%

Invested assets are managed to complement and support Harleysville Group's insurance operations. By maintaining a high-quality, widely diversified portfolio, primarily in fixed maturity securities, the company seeks to maximize after-tax investment income.

Harleysville began adding equity securities to investment portfolios in 1994 to provide greater rates of return. The $64 million invested in equities is now worth $151 million.

Investment income *(in millions)*


$100
80
60
40
20
0
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Since 1986, investment income has grown at a compound annual rate of 15.8 percent.

Quality of fixed maturity investment portfolio
(At fair value, December 31, 2001)


Aaa 47%
Aa 31%
A 19%
Baa 3%

The fixed maturity portfolio is structured to:
(1) maximize after-tax investment income;
(2) minimize credit risk; and
(3) provide adequate funds to pay claims without forced sales of investments.

At December 31, 2001, 97 percent of fixed maturity investments were rated "A" or better. The company does not invest in real estate, mortgage loans, derivatives or non-investment grade fixed income securities.

Financial Information

Selected Consolidated Financial Data

Harleysville Group Inc. (Company) is 56% owned by Harleysville Mutual Insurance Company (Mutual). Harleysville Group Inc. and its wholly owned subsidiaries (Harleysville Group) are engaged in property and casualty insurance. These subsidiaries are: Harleysville-Atlantic Insurance Company (Atlantic), Harleysville Insurance Company (HIC, formerly Minnesota Fire and Casualty Company), Harleysville Insurance Company of New Jersey (HNJ), Harleysville Insurance Company of New York (HIC New York, formerly New York Casualty Insurance Company), Harleysville Insurance Company of Ohio (HIC Ohio, formerly Great Oaks Insurance Company), Harleysville Lake States Insurance Company (Lake States, formerly Lake States Insurance Company), Harleysville Preferred Insurance Company (Preferred, formerly Huron Insurance Company), Harleysville Worcester Insurance Company (Worcester, formerly Worcester Insurance Company), Mid-America Insurance Company (Mid-America), and Harleysville Ltd., a real estate partnership that owns the home office.

Year Ended December 31,	2001	2000	1999	1998	1997
			(in thousands, except per share data)		
Income Statement Data[(1)]**:**					
Premiums earned	$ 729,889	$ 688,330	$ 707,200	$ 664,604	$ 624,905
Investment income, net	85,518	86,791	85,894	86,025	81,783
Realized investment gains (losses)	(3,071)	9,780	16,222	16,085	6,541
Total revenues	827,751	802,571	824,756	779,311	724,179
Income before income taxes	51,800	57,705	47,752	80,441	67,281
Income taxes	8,307	9,013	4,935	17,028	13,209
Net income	43,493	48,692	39,913	63,413	54,072
Basic earnings per share	$ 1.49	$ 1.69	$ 1.37	$ 2.18	$ 1.89
Diluted earnings per share	$ 1.46	$ 1.67	$ 1.35	$ 2.15	$ 1.86
Cash dividends per share	$ .58	$ .55	$ .52	$ .48	$ .44
Balance Sheet Data at Year End:					
Total investments	$1,611,144	$1,599,125	$1,604,022	$1,579,566	$1,451,590
Total assets	2,045,290	2,021,862	2,020,056	1,934,497	1,801,195
Debt	96,055	96,450	96,810	97,140	97,440
Shareholders' equity	590,298	566,581	526,894	529,658	446,515
Shareholders' equity per share	$ 20.05	$ 19.54	$ 18.29	$ 18.17	$ 15.49

(1) *The Company's insurance subsidiaries participate in an underwriting pooling arrangement with Mutual. Harleysville Group's participation was 70% for 1997. HIC was acquired as of October 1, 1997, and became a participant in the pool as of January 1, 1998, at which time Harleysville Group's participation increased to 72%. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 2(a) of the Notes to Consolidated Financial Statements.*

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Harleysville Group underwrites property and casualty insurance in both the personal and commercial lines of insurance. The personal lines of insurance include both auto and homeowners, and the commercial lines include auto, commercial multi-peril and workers compensation. The business is marketed primarily in the eastern and midwestern United States through independent agents.

Historically, Harleysville Group's results of operations have been influenced by factors affecting the property and casualty insurance industry in general. The operating results of the United States property and casualty insurance industry have been subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Harleysville Group's premium growth and underwriting results have been, and continue to be, influenced by market conditions. Insurance industry price competition has often made it difficult to attract and retain properly priced personal and commercial lines business. It is management's policy to maintain its underwriting standards, even at the expense of premium growth.

Transactions with Affiliates

The Company's property and casualty subsidiaries participate in a pooling agreement with Mutual. The pooling agreement provides for the allocation of premiums, losses, loss settlement expenses and underwriting expenses between Harleysville Group and Mutual. Harleysville Group is not liable for any pooled losses occurring prior to January 1, 1986, the date the pooling agreement became effective. Harleysville Group's participation was 72% for 2001, 2000 and 1999.

When the Company's subsidiaries' pooling participation increases, there is a larger retrocession of this pooled business from Mutual. Through this retrocession, Harleysville Group is assuming a larger share of premiums, losses and expenses for current and future periods originating both from its subsidiaries and Mutual. An increase in Harleysville Group's pooling participation results in a larger share of the pooled liabilities being assumed by Harleysville Group. Cash and investments are received by Harleysville Group equal to this greater share of loss reserves, unearned premiums and other insurance liabilities (primarily commissions and premium taxes) less a ceding commission based on acquisition costs related to unearned premiums. An increase in pool participation also increases Harleysville Group's leverage and exposure to adverse development. Only balance sheet entries have been made as of the date of changes in pool participation, and no gain or loss has been recognized on the transactions. There have been no changes in pool participation since 1998.

Because this agreement does not relieve Harleysville Group of primary liability as the originating insurer, there is a concentration of credit risk arising from business ceded to Mutual. However, the reinsurance pooling agreement provides for the right of offset and the net balance with Mutual is a liability at December 31, 2001 and 2000. Mutual has an A. M. Best rating of "A" (Excellent) and, in accordance with certain state regulatory requirements, maintained $375.5 million (fair value) of investments in a trust account to secure liabilities under the reinsurance pooling agreement at December 31, 2001.

Harleysville Group has off-balance-sheet credit risk related to approximately $64 million and $65 million of premium balances due to Mutual from agents and insureds at December 31, 2001 and 2000, respectively. Mutual bills and collects such receivables on behalf of Harleysville Group for efficiency reasons. Harleysville Group recognizes any associated bad debts and such bad debts have not been material.

Harleysville Group has attempted to reduce the potential impact of future catastrophes by achieving greater geographic distribution of risks, reducing exposure in catastrophe-prone areas and through reinsurance. Effective January 1, 1997, Harleysville Group entered into a reinsurance agreement with Mutual whereby Mutual, in return for a reinsurance premium, reinsured accumulated catastrophe losses in a quarter up to $14.4 million for 2001, 2000 and 1999. This reinsurance coverage was in excess of a retention of $3.6 million for 2001, 2000 and 1999. The agreement excludes catastrophe losses resulting from earthquakes or hurricanes, and supplements the existing external catastrophe reinsurance program. Under this agreement, Harleysville Group ceded to Mutual premiums earned of $7.0 million, $6.8 million and $6.9 million, and losses incurred of $8.0 million, $4.4 million and $5.0 million for 2001, 2000 and 1999, respectively. The pricing was established in consultation with an independent actuarial firm.

Harleysville Ltd. leases the home office to Mutual, which shares most of the facility with Harleysville Group. Rental income under the lease was $3.5 million, $3.4 million and $2.8 million for 2001, 2000 and 1999, respectively, and is included in other income after elimination of intercompany amounts of $2.1 million in 2001 and 2000 and $1.7 million in 1999. The lease has a five-year term expiring December 31, 2004 and includes a formula for additional rent for any additions, improvements or renovations. Mutual is responsible for the building operating expenses including maintenance and repairs. The pricing of the lease was based upon an appraisal obtained from an independent real estate appraiser.

Harleysville Group provides certain management services to Mutual and other affiliates. Harleysville Group received a fee of $7.3 million in 2001 and 1999 and $7.4 million in 2000 for its services under these management agreements. Under related agreements, Harleysville Group serves as the paymaster for Harleysville companies, with each company being charged for its proportionate share of salary and employee benefits expense based upon time allocation. The level of fees has been approved by each state insurance department having jurisdiction.

Intercompany balances are created primarily from the pooling arrangement (settled quarterly), allocation of common expenses, collection of premium balances and payment of claims (settled monthly). No interest is charged or received on intercompany balances due to the timely settlement terms and nature of the items.

Harleysville Group borrowed $18.5 million from Mutual in connection with the acquisition of Mid-America and HIC New York in 1991. It was a demand loan with a stated maturity in March 1998. In February 1998, the maturity was extended to March 2005 and the interest rate became LIBOR plus 0.65%, which was a commercially reasonable market rate in 1998. Interest expense on this loan was $0.9 million, $1.3 million and $1.1 million in 2001, 2000 and 1999, respectively.

Harleysville Group has no material relationships with current or former members of management other than compensatory plans and arrangements disclosed or described in the Company's public filings.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require Harleysville Group to make estimates and assumptions (see Note 1 of the Notes to Consolidated Financial Statements). Harleysville Group believes that of its significant accounting policies, the following may involve a higher degree of judgement and estimation.

Liabilities for Losses and Loss Settlement Expenses. The liability for losses and loss settlement expenses represents estimates of the ultimate unpaid cost of all losses incurred, including losses for claims which have not yet been reported to Harleysville Group. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported claims and loss settlement expense reserves are determined utilizing historical information by line of insurance as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. It is expected that such estimates will be more or less than the amounts ultimately paid when the claims are settled. Changes in these estimates are reflected in current operations.

Investments. Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in shareholders' equity as a component of comprehensive income and, accordingly, have no effect on net income. A decline in fair value of an investment below its cost that is deemed other than temporary is charged to earnings. Harleysville Group monitors its investment portfolio and quarterly reviews investments that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. Such evaluations involve judgement and consider the magnitude and reasons for a decline and the prospects for the fair value to recover in the near term. Future adverse investment market conditions, or poor operating results of underlying investments, could result in an impairment charge in the future.

Policy Acquisition Costs. Policy acquisition costs, such as commissions, premium taxes and certain other underwriting and agency expenses that vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss settlement expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected losses and loss settlement expenses, may require adjustments to deferred policy acquisition costs.

Contingencies. Besides claims related to its insurance products, Harleysville Group is subject to proceedings, lawsuits and claims in the normal course of business. Harleysville Group assesses the likelihood of any adverse outcomes to these matters as well as potential ranges of probable losses. There can be no assurance that actual outcomes will not differ from those assessments.

2001 Compared to 2000

Premiums earned increased $41.6 million for the year ended December 31, 2001. The increase is due to an increase in premiums earned for commercial lines of $55.5 million partially offset by a decrease of $13.9 million in personal lines premiums earned. The increase in premiums earned for commercial lines primarily is due to higher rates partially offset by fewer policy counts. The decrease in premiums earned for personal lines primarily is due to fewer policy counts partially offset by higher rates. The decline in personal lines premiums earned is expected to continue in 2002 as Harleysville Group is planning to reduce its personal lines volume in certain less profitable states. Massachusetts personal automobile net written premium totaling $13.3 million (with a combined ratio of 106.5%) was assumed in 2001 from Berkshire Mutual Insurance Company (Berkshire), which is managed by Harleysville Group. This business will not be written in 2002 as Berkshire entered into an agreement to transfer all new and renewal business to another carrier as of January 1, 2002. Harleysville Group received $0.7 million in management fees from Berkshire in 2001 which are expected to be nil in 2002.

Investment income decreased $1.3 million for the year ended December 31, 2001 due to a lower yield on the investment portfolio.

Realized investment gains (losses) decreased $12.9 million for the year ended December 31, 2001 primarily resulting from greater losses on the sale of equity securities and an increase of $5.5 million in losses recognized on investments that were trading below cost on an other-than-temporary basis. Such increased losses were partially offset by greater gains on the sale of fixed maturities.

Income before income taxes decreased $5.9 million for the year ended December 31, 2001 due to the lower investment income and lower realized investment gains (losses) partially offset by a lower underwriting loss. Harleysville Group's statutory combined ratio improved to 104.2% for the year ended December 31, 2001 from 106.1% for the year ended December 31, 2000. Such decrease is primarily due to better results in commercial lines partially offset by worse results in personal lines. The commercial lines combined ratio improved to 100.0% for the year ended December 31, 2001 from 104.5% for the year ended December 31, 2000. The personal lines combined ratio worsened to 113.1% for the year ended December 31, 2001 from 108.7% for the year ended December 31, 2000. The improvement in commercial lines primarily is due to benefits from higher pricing, re-underwriting and agency management efforts partially offset by $3.6 million of net estimated losses ($.08 per basic share after taxes) resulting from the September 11, 2001 terrorist acts. Commercial lines results improved in both 2001 and 2000, but the rate of improvement has slowed and future improvement in commercial lines results may not be as rapid as in 2001 and 2000. The trend of improving commercial lines results has slowed as workers compensation losses have been trending higher than those reported in past years. The decline in personal lines profitability primarily is due to higher loss trends in the personal automobile lines. Personal lines profitability declined in 2001 and 2000, but this trend is expected to improve in 2002 as a result of higher prices, re-underwriting and agency management efforts.

The year ended December 31, 2001 includes a $2.6 million charge ($.06 per basic share after taxes) for guaranty fund and other assessments resulting from the liquidation of Reliance Insurance Company. This charge adversely affected the statutory combined ratio by 0.4 points and the September 11 terrorist losses adversely affected it by 0.5 points. The year ended December 31, 2000 includes a pre-tax charge of $1.1 million ($.03 per basic share after taxes) related to the consolidation of selected non-claims support services and office functions throughout the field operations. This restructuring charge adversely affected the statutory combined ratio by 0.2 points for the year ended December 31, 2000. Income before income taxes for the year ended December 31, 2000 also was reduced by $1.9 million ($.04 per basic share after taxes) to reflect the effect of a settlement of litigation between the North Carolina Rate Bureau and the Commissioner of Insurance over personal automobile insurance rate levels dating back to 1994. The settlement, which mandated a refund of premium be made to policyholders, adversely affected the combined ratio by 0.3 points.

Losses ceded under the aggregate catastrophe reinsurance agreement with Mutual increased by $3.6 million for the year ended December 31, 2001, as there were more severe storms, particularly in the Midwest, than in the prior year.

Harleysville Group recognized favorable development in the provision for insured events of prior years of $17.4 million and $48.9 million in 2001 and 2000, respectively. The decreased favorable development primarily related to a lesser variance from expected claim severity in the workers compensation and automobile lines of business and a lesser variance from expected levels of loss adjustment expenses.

The terrorist acts of September 11, 2001 have given rise to concerns about the availability and pricing of reinsurance for the property and casualty industry. Harleysville Group's catastrophe reinsurance treaty provides coverage through June 30, 2002 and the other property and casualty treaties were renewed in early 2002. As Harleysville Group does not market insurance coverage for large landmark properties or large employer groups and does not have substantial concentrations in major metropolitan areas, it was able to obtain reinsurance coverage for terrorist events. Harleysville Group raised its reinsurance retentions modestly in order to moderate the impact of increased reinsurance rates and has added 2% of additional pricing to its 2002 pricing plans in order to offset the increased costs and retained exposures.

Effective for one year from July 1, 2001, the Company's subsidiaries, and Mutual and its wholly owned subsidiaries, are reinsured under a catastrophe reinsurance treaty that provides coverage ranging from 85.5% to 95% of up to $137 million in excess of a retention of $30 million for any given catastrophe. Harleysville Group's 2001 pooling share of this coverage would range from 85.5% to 95% of up to $99 million in excess of a retention of $22 million for any given catastrophe. Accordingly, pursuant to the terms of the treaty, the maximum recovery would be $124 million for any catastrophe involving an insured loss of $167 million or greater. Harleysville Group's 2001 pooling share of this maximum recovery would be $89 million for any catastrophe involving an insured loss of $120 million or greater. The treaty includes reinstatement provisions for coverage for a second catastrophe and payment of an additional premium in the event of a first catastrophe occurring.

2000 Compared to 1999

Premiums earned decreased $18.9 million for the year ended December 31, 2000. Of the decline, $18.6 million was from personal lines of which $18.4 million was from personal automobile business. There were $8.9 million of premiums earned in 1999 for personal automobile business written through a managing general agency while there were no premiums earned for such business in 2000. Premiums earned for the remaining personal automobile business declined $9.5 million primarily due to fewer policy counts partially offset by higher rates. Premiums earned for commercial lines decreased $0.2 million primarily due to fewer policy counts mostly offset by higher prices.

Investment income increased $0.9 million for the year ended December 31, 2000 primarily due to an increase in invested assets.

Realized investment gains decreased $6.4 million for the year ended December 31, 2000 primarily due to sales of investments at lesser gains and a $3.0 million increase in losses recognized for investments that declined in value on an other-than-temporary basis.

Income before income taxes and cumulative effect of accounting change increased $10.0 million for the year ended December 31, 2000, primarily due to a lower underwriting loss partially offset by the lower realized investment gains. Harleysville Group's statutory combined ratio declined to 106.1% for the year ended December 31, 2000 from 107.8% for the year ended December 31, 1999. The year ended December 31, 2000 included a pre-tax charge of $1.1 million ($.03 per basic share after taxes) related to the consolidation of selected non-claims support services and office functions throughout the field operations. This restructuring charge adversely affected the statutory combined ratio by 0.2 points for the year ended December 31, 2000. Income before income taxes and cumulative effect of accounting change for the year ended December 31, 2000 also was reduced by $1.9 million ($.04 per basic share after taxes) to reflect the effect of a settlement of litigation between the North Carolina Rate Bureau and the Commissioner of Insurance over personal automobile insurance rate levels dating back to 1994. The settlement, which mandates a refund of premium be made to policyholders, adversely affected the combined ratio by 0.3 points. Hurricane Floyd, which struck the east coast of the United States during the third quarter of 1999, caused losses of $15.1 million ($.33 per basic share after taxes) and adversely affected the statutory combined ratio by 2.1 points for the year ended December 31, 1999. Hurricane losses are not covered under the aggregate catastrophe reinsurance agreement with Mutual.

The year ended December 31, 1999 included a pre-tax charge of $2.5 million ($.06 per basic share after taxes) related to the consolidation of 23 claims offices into a centralized direct reporting center and four specialized regional claims service centers. This claims restructuring charge adversely affected the statutory combined ratio by 0.4 points for the year ended December 31, 1999. Excluding the impacts of the field and claims restructuring charges, the North Carolina Rate Bureau settlement and Hurricane Floyd, the statutory combined ratio increased 0.3 points for the year ended December 31, 2000 primarily due to worse results in personal lines, particularly personal automobile, partially offset by better results in commercial lines.

Losses ceded under the aggregate catastrophe reinsurance agreement with Mutual decreased by $0.6 million for the year ended December 31, 2000, as there were fewer and less severe storms than in the prior year.

Harleysville Group recognized favorable development in the provision for insured events of prior years of $48.9 million and $59.5 million in 2000 and 1999, respectively. The decreased favorable development primarily related to a lesser variance from expected claim severity in the workers compensation and automobile lines of business partially offset by a greater variance from expected levels of loss adjustment expenses.

The 2000 effective tax expense rate increased to 15.6% from 10.3% in 1999 primarily due to tax-exempt investment income comprising a lesser proportion of income before income taxes in 2000.

New Accounting Standards

Harleysville Group has no derivative instruments or hedging activities as defined in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133," which became effective on January 1, 2001. Harleysville Group transferred investments with an amortized cost of $81.0 million and unrealized gains of $1.5 million from the held to maturity classification to the available for sale classification on January 1, 2001, under the provisions of SFAS No. 133 and 138.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations and contains provisions for the accounting for goodwill and intangible assets. SFAS No. 142 became effective January 1, 2002 and requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be evaluated for impairment.

At December 31, 2001, Harleysville Group has unamortized goodwill in the amount of $23.4 million which will be subject to transition provisions of SFAS No. 142. Amortization expense related to goodwill was $0.8 million for 2001, 2000 and 1999. Harleysville Group has not yet determined an estimate of the impact of adopting SFAS No. 142 on its financial statements at the date of this report.

Liquidity and Capital Resources

Liquidity is a measure of the ability to generate sufficient cash to meet cash obligations as they come due. Harleysville Group's primary sources of cash are premium income, investment income and maturing investments. Cash outflows can be variable because of uncertainties regarding settlement dates for liabilities for unpaid losses and because of the potential for large losses either individually or in the aggregate. Accordingly, Harleysville Group maintains investment and reinsurance programs generally intended to provide adequate funds to pay claims without forced sales of investments. Harleysville Group models its exposure to catastrophes and has the ability to pay claims without selling held to maturity securities even for events having a low (less than 1%) probability. Even in years of greater catastrophe frequency, Harleysville Group has been able to pay claims without liquidating any investments. Harleysville Group has also considered scenarios of declines in revenue and increases in loss payments, and has the ability to meet cash requirements under such scenarios without selling held to maturity securities. Harleysville Group's policy with respect to fixed maturity investments is to purchase only those that are of investment grade quality.

Net cash provided (used) by operating activities was $45.8 million and $(3.2) million for 2001 and 2000, respectively. The increase in net cash provided by operating activities primarily reflects an increase in cash provided by underwriting activities.

Net cash used by investing activities was $62.8 million for 2001, and net cash of $25.8 million was provided by investing activities for 2000. The change is primarily due to a decrease in collateral held for security lending transactions, increased net purchases of investments due to the increase in cash provided by operating activities and by the decrease in cash used by financing activities.

Financing activities used net cash of $9.6 million in 2001 compared to $14.5 million in 2000. The change was primarily due to a decrease in the purchase of treasury stock.

The Company had $6.4 million of cash and marketable securities and $12.0 million of dividends receivable from its subsidiaries at December 31, 2001, which is available for general corporate purposes including dividends, debt service, capital contributions to subsidiaries, acquisitions and the repurchase of stock. In 1999, the Company adopted a stock repurchase plan under which the Company and Mutual may each purchase up to 1.0 million shares of Harleysville Group Inc. common stock, up to a total of 2.0 million shares. The Company has repurchased all of the shares authorized to be repurchased. Harleysville Group has no material commitments for capital expenditures as of December 31, 2001.

As a holding company, the Company's principal source of cash for the payment of dividends is dividends from its subsidiaries. The Company's insurance subsidiaries are subject to state laws that restrict their ability to pay dividends.

Applying the current regulatory restrictions as of December 31, 2001, $54.0 million would be available for distribution to the Company by its subsidiaries without prior regulatory approval during 2001. See the Business-Regulation section of the Company's 2001 Form 10-K, which includes a reconciliation of net income and shareholders' equity as determined under statutory accounting practices to net income and shareholders' equity as determined in accordance with generally accepted accounting principles. Also, see Note 11 of the Notes to Consolidated Financial Statements.

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) standards that require insurance companies to calculate and report statutory capital and surplus needs based on a formula measuring underwriting, investment and other business risks inherent in an individual company's operations. These RBC standards have not affected the operations of Harleysville Group since each of the Company's insurance subsidiaries has statutory capital and surplus in excess of RBC requirements.

The NAIC has adopted the Codification of Statutory Accounting Principles with an effective date of January 1, 2001. The codified principles are intended to provide a basis of accounting recognized and adhered to in the absence of, conflict with, or silence of, state statutes and regulations. The impact of the codified principles on the January 1, 2001 statutory capital and surplus of the Company's insurance subsidiaries ranged from a decrease of $0.4 million to an increase of $6.4 million and was an increase of $21 million on a consolidated basis.

Harleysville Group had off-balance-sheet credit risk related to $64 million of premium balances due to Mutual from agents at December 31, 2001.

The following summarizes Harleysville Group's contractual obligations at December 31, 2001.

	Total	Less than 1 Year	1-3 Years	After 3 Years
	(in thousands)			
Contractual obligations:				
Debt	$96,055	$435	$75,995	$19,625

On December 31, 2001, Mutual received a written request for arbitration from GE Reinsurance Corporation (GE Re) of a reinsurance agreement between Mutual and GE Re relating to certain automobile insurance policies written in California through a managing general agent beginning in 1999. The notice indicated that GE Re intended to seek rescission of the agreement and reimbursement for its losses. Harleysville Group's share of underwriting losses, assumed under the pooling agreement, that have been ceded to GE Re was $33.2 million from inception through December 31, 2001. Of this amount, Harleysville Group has collected $17.1 million in cash. GE Re's claims are apparently based on alleged non-disclosures by Mutual at the time the agreement was entered into in 1999. GE Re terminated payments under the agreement in January 2002.

On January 8, 2002, Mutual gave written notice of its election pursuant to the agreement to have GE Re's claims heard in the U.S. District Court in Philadelphia and on January 11, 2002, Mutual filed an action for breach of contract against GE Re in the U.S. District Court in Philadelphia. GE Re filed motions to compel arbitration and to dismiss Mutual's complaint and such motions were denied by the court.

Since 2000, only renewal business as required by law has been written by Mutual through the managing general agent. Harleysville Group's pooling share of the written premium ceded by Mutual under the agreement was $13.9 million, $22.4 million and $24.5 million in 2001, 2000 and 1999, respectively, and is likely to decline further in 2002.

Both Mutual and the Company believe GE Re's claims to be wholly without merit and are litigating the matter vigorously. While the Company does not expect this matter to materially affect its financial condition or results of operations, there can be no assurance of any particular outcome.

Certain of the statements contained herein (other than statements of historical facts) are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect on Harleysville Group. There can be no assurance that future developments will be in accordance with management's expectations so that the effect of future developments on Harleysville Group will be those anticipated by management. Actual financial results including premium growth and underwriting results could differ materially from those anticipated by Harleysville Group depending on the outcome of certain factors, which may include changes in property and casualty loss trends and reserves; natural catastrophe losses; competition in insurance product pricing; government regulation and changes therein which may impede the ability to charge adequate rates; performance of the financial markets; fluctuations in interest rates; availability and price of reinsurance; and the status of labor markets in which the Company operates.

Impact of Inflation

Property and casualty insurance premiums are established before the amount of losses and loss settlement expenses, or the extent to which inflation may affect such expenses, are known. Consequently, Harleysville Group attempts, in establishing rates, to anticipate the potential impact of inflation. In the past, inflation has contributed to increased losses and loss settlement expenses.

Harleysville Group

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

Harleysville Group's exposure to market risk for changes in interest rates is concentrated in its investment portfolio and, to a lesser extent, its debt obligations. Harleysville Group monitors this exposure through periodic reviews of asset and liability positions. Estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio are modeled regularly.

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:

December 31, 2001	Principal Cash Flows	Weighted-Average Interest Rate
	(dollars in thousands)	
Fixed maturities and short-term investments:		
2002	$ 145,974	5.36%
2003	189,772	6.01%
2004	106,301	6.32%
2005	141,196	6.46%
2006	181,670	5.65%
Thereafter	670,721	5.95%
Total	$1,435,634	
Fair value	$1,480,547	
Debt		
2002	$ 435	2.20%
2003	75,475	6.72%
2004	520	2.20%
2005	19,065	2.62%
2006	560	2.20%
Total	$ 96,055	
Fair value	$ 97,443	

Actual cash flows may differ from those stated as a result of calls and prepayments.

Equity Price Risk

Harleysville Group's portfolio of equity securities, which is carried on the balance sheet at fair value, has exposure to price risk. Price risk is defined as the potential loss in fair value resulting from an adverse change in prices. Portfolio characteristics are analyzed regularly and market risk is actively managed through a variety of techniques. The portfolio is diversified across industries, and concentrations in any one company or industry are limited by parameters established by senior management.

The combined total of realized and unrealized equity investment gains and (losses) was $(35.9) million, $(12.2) million and $27.8 million in 2001, 2000 and 1999, respectively. During these three years, the largest total equity investment gain and (loss) in a quarter was $22.9 million and $(27.6) million, respectively.

Consolidated Balance Sheets

(in thousands, except share data)

December 31,	2001	2000
Assets		
Investments:		
Fixed maturities:		
Held to maturity, at amortized cost (fair value $459,588 and $578,662)	$ 439,499	$ 562,603
Available for sale, at fair value (cost $956,047 and $800,954)	984,264	818,891
Equity securities, at fair value (cost $110,803 and $125,517)	150,686	193,750
Short-term investments, at cost, which approximates fair value	36,695	23,881
Total investments	1,611,144	1,599,125
Cash	1,839	28,395
Receivables:		
Premiums	122,508	101,511
Reinsurance	81,640	76,841
Accrued investment income	21,862	23,316
Total receivables	226,010	201,668
Deferred policy acquisition costs	86,076	84,759
Prepaid reinsurance premiums	20,096	18,154
Property and equipment, net	28,873	27,621
Deferred income taxes	29,435	19,545
Other assets	41,817	42,595
Total assets	$2,045,290	$2,021,862
Liabilities and Shareholders' Equity		
Liabilities:		
Unpaid losses and loss settlement expenses	$ 879,056	$ 864,843
Unearned premiums	373,737	354,098
Accounts payable and accrued expenses	96,440	120,210
Debt	96,055	96,450
Due to affiliate	9,704	19,680
Total liabilities	1,454,992	1,455,281
Shareholders' equity:		
Preferred stock, $1 par value, authorized 1,000,000 shares; none issued		
Common stock, $1 par value, authorized 80,000,000 shares; issued 2001, 30,444,678 and 2000, 30,001,852 shares; outstanding 2001, 29,444,678 and 2000, 29,001,852 shares	30,445	30,002
Additional paid-in capital	140,065	131,537
Accumulated other comprehensive income	44,265	56,010
Retained earnings	391,088	364,597
Treasury stock, at cost, 1,000,000 shares	(15,565)	(15,565)
Total shareholders' equity	590,298	566,581
Total liabilities and shareholders' equity	$2,045,290	$2,021,862

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)

Year Ended December 31,	2001	2000	1999
Revenues:			
Premiums earned	$729,889	$688,330	$707,200
Investment income, net of investment expense	85,518	86,791	85,894
Realized investment gains (losses)	(3,071)	9,780	16,222
Other income	15,415	17,670	15,440
Total revenues	827,751	802,571	824,756
Losses and expenses:			
Losses and loss settlement expenses	519,822	492,801	523,002
Amortization of deferred policy acquisition costs	180,283	177,217	182,337
Other underwriting expenses	64,267	60,916	60,226
Interest expense	6,207	6,612	6,390
Other expenses	5,372	7,320	5,049
Total expenses	775,951	744,866	777,004
Income before income taxes and cumulative effect of accounting change	51,800	57,705	47,752
Income taxes	8,307	9,013	4,935
Income before cumulative effect of accounting change	43,493	48,692	42,817
Cumulative effect of accounting change, net of income tax			(2,904)
Net income	$ 43,493	$ 48,692	$ 39,913
Per common share:			
Basic:			
Income before cumulative effect of accounting change	$ 1.49	$ 1.69	$ 1.47
Cumulative effect of accounting change, net of income tax			(.10)
Net income	$ 1.49	$ 1.69	$ 1.37
Diluted:			
Income before cumulative effect of accounting change	$ 1.46	$ 1.67	$ 1.45
Cumulative effect of accounting change, net of income tax			(.10)
Net income	$ 1.46	$ 1.67	$ 1.35
Cash dividends	$ .58	$ .55	$ .52

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2001, 2000 and 1999 (dollars in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance at December 31, 1998	29,150,518	$29,151	$119,302	$ 74,167	$307,038	$	$529,658
Net income					39,913		39,913
Other comprehensive income, net of tax:							
Unrealized investment losses, net of reclassification adjustment				(22,485)			(22,485)
Comprehensive income							17,428
Issuance of common stock:							
Incentive plans	309,872	310	4,464				4,774
Dividend Reinvestment Plan	38,261	38	613				651
Tax benefit from stock options exercised			419				419
Cash dividends paid					(15,182)		(15,182)
Purchase of treasury stock, 686,565 shares						(10,854)	(10,854)
Balance at December 31, 1999	29,498,651	29,499	124,798	51,682	331,769	(10,854)	526,894
Net income					48,692		48,692
Other comprehensive income, net of tax:							
Unrealized investment gains, net of reclassification adjustment				4,328			4,328
Comprehensive income							53,020
Issuance of common stock:							
Incentive plans	466,068	466	5,279				5,745
Dividend Reinvestment Plan	37,133	37	637				674
Tax benefit from stock options exercised			823				823
Cash dividends paid					(15,864)		(15,864)
Purchase of treasury stock, 313,435 shares						(4,711)	(4,711)
Balance at December 31, 2000	30,001,852	30,002	131,537	56,010	364,597	(15,565)	566,581
Net income					43,493		43,493
Other comprehensive income, net of tax:							
Unrealized investment losses, net of reclassification adjustment				(11,745)			(11,745)
Comprehensive income							31,748
Issuance of common stock:							
Incentive plans	413,528	414	6,708				7,122
Dividend Reinvestment Plan	29,298	29	656				685
Tax benefit from stock options exercised			1,164				1,164
Cash dividends paid					(17,002)		(17,002)
Balance at December 31, 2001	30,444,678	$30,445	$140,065	$ 44,265	$391,088	$(15,565)	$590,298

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 43,493	$ 48,692	$ 39,913
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Cumulative effect of accounting change, net of income tax			2,904
Change in receivables, unearned premiums, prepaid reinsurance and due to affiliate	(16,621)	(2,475)	35,564
Increase (decrease) in unpaid losses and loss settlement expenses	14,213	(36,509)	7,932
Deferred income taxes	(3,425)	(1,397)	(2,583)
Increase in deferred policy acquisition costs	(1,317)	(1,218)	(4,557)
Amortization and depreciation	2,854	3,215	3,630
Realized investment (gains) losses	3,071	(9,780)	(16,222)
Other, net	3,520	(3,710)	(50)
Net cash provided (used) by operating activities	45,788	(3,182)	66,531
Cash flows from investing activities:			
Held to maturity investments:			
Purchases		(3,895)	(11)
Maturities	42,329	37,725	41,586
Available for sale investments:			
Purchases	(303,610)	(142,691)	(176,297)
Maturities	75,662	58,240	71,280
Sales	165,796	37,070	65,381
Net (purchases) sales or maturities of short-term investments	(12,814)	35,342	(44,201)
Increase (decrease) in collateral held for security lending transactions	(26,393)	7,641	18,752
Purchases of property and equipment	(3,724)	(3,612)	(5,606)
Net cash provided (used) by investing activities	(62,754)	25,820	(29,116)
Cash flows from financing activities:			
Issuance of common stock	7,807	6,419	5,425
Repayment of debt	(395)	(360)	(330)
Dividends paid	(17,002)	(15,864)	(15,182)
Purchase of treasury stock		(4,711)	(10,854)
Net cash used by financing activities	(9,590)	(14,516)	(20,941)
Increase (decrease) in cash	(26,556)	8,122	16,474
Cash at beginning of year	28,395	20,273	3,799
Cash at end of year	$ 1,839	$ 28,395	$ 20,273

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1 Description of Business and Summary of Significant Accounting Policies

Description of Business

Harleysville Group consists of Harleysville Group Inc. and its subsidiaries (all wholly owned). Those subsidiaries are:

- Harleysville-Atlantic Insurance Company (Atlantic)
- Harleysville Insurance Company (HIC, formerly Minnesota Fire and Casualty Company)
- Harleysville Insurance Company of New Jersey (HNJ)
- Harleysville Insurance Company of New York (HIC New York, formerly New York Casualty Insurance Company)
- Harleysville Insurance Company of Ohio (HIC Ohio, formerly Great Oaks Insurance Company)
- Harleysville Lake States Insurance Company (Lake States, formerly Lake States Insurance Company)
- Harleysville Preferred Insurance Company (Preferred, formerly Huron Insurance Company)
- Harleysville Worcester Insurance Company (Worcester, formerly Worcester Insurance Company)
- Mid-America Insurance Company (Mid-America)
- Harleysville Ltd., a real estate partnership that owns the home office

Harleysville Group is approximately 56% owned by Harleysville Mutual Insurance Company (Mutual).

Harleysville Group underwrites property and casualty insurance in both the personal and commercial lines of insurance. The personal lines of insurance include both auto and homeowners, and the commercial lines include auto, commercial multi-peril and workers compensation. The business is marketed primarily in the eastern and midwestern United States through independent agents.

Principles of Consolidation and Basis of Presentation

The accompanying financial statements include the accounts of Harleysville Group prepared in conformity with accounting principles generally accepted in the United States of America, which differ in some respects from those followed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including loss and loss settlement expenses, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses, including the determination of other-than-temporary declines in investments, during the reporting period. Actual results could differ from these estimates.

Investments

Accounting for fixed maturities depends on their classification as held to maturity, available for sale or trading. Fixed maturities classified as held to maturity are carried at amortized cost. Fixed maturities classified as available for sale are carried at fair value. There were no investments classified as trading. Equity securities are carried at fair value. Short-term investments are recorded at cost, which approximates fair value.

Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. A decline in the fair value of an investment below its cost that is deemed other than temporary is charged to earnings. Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in shareholders' equity as a component of comprehensive income and, accordingly, have no effect on net income.

Premiums

Premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on a pro rata basis.

Policy Acquisition Costs

Policy acquisition costs, such as commissions, premium taxes and certain other underwriting and agency expenses that vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss settlement expenses, and certain other costs expected to be incurred as the premium is earned.

Losses and Loss Settlement Expenses

The liability for losses and loss settlement expenses represents estimates of the ultimate unpaid cost of all losses incurred, which includes the gross liabilities to Harleysville Group's policyholders plus the net liability to Mutual under the pooling agreement. See Note 2(a). Such estimates may be more or less than the amounts ultimately paid when the claims are settled. These estimates are periodically reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Stock-Based Compensation

Stock-based compensation plans are accounted for under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of a stock option grant only if the current market price of the underlying stock exceeded the exercise price. For disclosure purposes, pro forma net income and earnings per share are provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated primarily on the straight-line basis over the estimated useful lives of the assets (40 years for buildings and three to 15 years for equipment).

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Earnings Per Share

Basic earnings per share is computed by dividing earnings by the weighted-average number of common shares outstanding during the year. Diluted earnings per share includes the dilutive effect of the stock incentive plans described in Note 13.

2 Transactions with Affiliates

(a) Underwriting

The insurance subsidiaries participate in a reinsurance pooling agreement with Mutual whereby such subsidiaries cede to Mutual all of their insurance business and assume from Mutual an amount equal to their participation in the pooling agreement. All losses and loss settlement expenses and other underwriting expenses are prorated among the parties on the basis of participation in the pooling agreement. The agreement pertains to all insurance business written or earned on or after January 1, 1986. Harleysville Group's participation was 72% for 2001, 2000 and 1999.

Because this agreement does not relieve Harleysville Group of primary liability as the originating insurer, there is a concentration of credit risk arising from business ceded to Mutual. However, the reinsurance pooling agreement provides for the right of offset and the net pooling balance with Mutual is a liability at December 31, 2001 and 2000. Mutual has an A. M. Best rating of "A" (Excellent) and, in accordance with certain state regulatory requirements, maintained $375.5 million (fair value) of investments in a trust account to secure liabilities under the reinsurance pooling agreement at December 31, 2001.

The following amounts represent reinsurance transactions between Harleysville Group and Mutual under the pooling arrangement:

	2001	2000	1999
		(in thousands)	
Ceded:			
Premiums written	$649,974	$606,766	$636,476
Premiums earned	$633,298	$603,650	$623,353
Losses incurred	$459,906	$440,973	$467,636
Assumed:			
Premiums written	$754,621	$708,289	$731,273
Premiums earned	$736,924	$695,147	$714,135
Losses incurred	$527,773	$497,198	$528,030
Net assumed from Mutual:			
Unearned premiums	$ 45,841	$ 44,820	$ 34,795
Unpaid losses and loss settlement expenses	$155,301	$145,578	$160,040

Harleysville Group and Mutual are parties to a reinsurance agreement whereby Mutual, in return for a reinsurance premium, reinsured accumulated catastrophe losses in a quarter up to $14,400,000 for 2001, 2000 and 1999. This reinsurance coverage was in excess of a retention of $3,600,000 for 2001, 2000 and 1999. The agreement excludes catastrophe losses resulting from earthquakes or hurricanes and supplements the existing external catastrophe reinsurance program. Under this agreement, Harleysville Group ceded to Mutual premiums earned of $7,035,000, $6,817,000 and $6,935,000, and losses incurred of $7,951,000, $4,397,000 and $5,028,000 for 2001, 2000 and 1999, respectively.

(b) Property

Harleysville Ltd. leases the home office to Mutual, which shares most of the facility with Harleysville Group. Rental income under the lease was $3,512,000, $3,421,000 and $2,816,000 for 2001, 2000 and 1999, respectively, and is included in other income after elimination of intercompany amounts of $2,149,000, $2,094,000 and $1,723,000 in 2001, 2000 and 1999, respectively.

(c) Management Agreements

Harleysville Group Inc. received $7,316,000, $7,425,000 and $7,298,000 of management fee income in 2001, 2000 and 1999, respectively, under agreements whereby Harleysville Group Inc. provides management services to Mutual and other affiliates. Such amounts are included in other income.

(d) Intercompany Balances

Intercompany balances are created primarily from the pooling arrangement (settled quarterly), allocation of common expenses, collection of premium balances and payment of claims (settled monthly). No interest is charged or received on intercompany balances due to the timely settlement terms and nature of the items. Interest expense on the loan from Mutual described in Note 8 was $936,000, $1,302,000 and $1,108,000 in 2001, 2000 and 1999, respectively.

Harleysville Group has off-balance-sheet credit risk related to approximately $64,000,000 and $65,000,000 of premium balances due to Mutual from agents and insureds at December 31, 2001 and 2000, respectively.

3 Investments

The amortized cost and estimated fair value of investments in fixed maturity and equity securities are as follows:

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Held to maturity:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 6,407	$ 320	$ (48)	$ 6,679
Obligations of states and political subdivisions	257,833	11,153	(19)	268,967
Corporate securities	175,259	8,826	(143)	183,942
Total held to maturity	439,499	20,299	(210)	459,588
Available for sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	63,546	3,256	(156)	66,646
Obligations of states and political subdivisions	353,826	12,540	(794)	365,572
Corporate securities	374,232	12,751	(3,106)	383,877
Mortgage-backed securities	164,443	5,121	(1,395)	168,169
Total available for sale	956,047	33,668	(5,451)	984,264
Total fixed maturities	$1,395,546	$53,967	$(5,661)	$1,443,852
Total equity securities	$ 110,803	$47,968	$(8,085)	$ 150,686

December 31, 2000				
		(in thousands)		
Held to maturity:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 9,326	$ 266	$ (39)	$ 9,553
Obligations of states and political subdivisions	317,851	12,256	(22)	330,085
Corporate securities	235,426	5,513	(1,915)	239,024
Total held to maturity	562,603	18,035	(1,976)	578,662
Available for sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	70,289	1,956	(104)	72,141
Obligations of states and political subdivisions	380,127	13,264	(379)	393,012
Corporate securities	245,486	4,749	(4,337)	245,898
Mortgage-backed securities	105,052	3,146	(358)	107,840
Total available for sale	800,954	23,115	(5,178)	818,891
Total fixed maturities	$1,363,557	$41,150	$(7,154)	$1,397,553
Total equity securities	$ 125,517	$78,095	$(9,862)	$ 193,750

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2001 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Held to maturity:		
Due in one year or less	$ 47,995	$ 49,056
Due after one year through five years	179,222	188,470
Due after five years through ten years	192,133	200,714
Due after ten years	20,149	21,348
	439,499	459,588
Available for sale:		
Due in one year or less	27,982	28,577
Due after one year through five years	222,266	231,602
Due after five years through ten years	457,942	472,138
Due after ten years	83,414	83,778
	791,604	816,095
Mortgage-backed securities	164,443	168,169
	956,047	984,264
Total fixed maturities	$1,395,546	$1,443,852

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2001 and 2000 amounted to $25,261,000 and $23,886,000, respectively.

A summary of net investment income is as follows:

	2001	2000	1999
		(in thousands)	
Interest on fixed maturities	$83,191	$83,958	$83,457
Dividends on equity securities	1,768	2,007	1,925
Interest on short-term investments	1,712	1,846	1,885
Total investment income	86,671	87,811	87,267
Investment expense	1,153	1,020	1,373
Net investment income	$85,518	$86,791	$85,894

Realized gross gains (losses) from investments and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

	2001	2000	1999
		(in thousands)	
Fixed maturity securities:			
Held to maturity:			
Gross gains	$ 183	$ 48	$ 393
Gross losses	(1)	(988)	(7)
Available for sale:			
Gross gains	5,717	52	1,341
Gross losses	(1,394)	(916)	(475)
Equity securities:			
Gross gains	11,217	15,898	18,459
Gross losses	(18,793)	(4,314)	(3,489)
Net realized investment gains (losses)	$ (3,071)	$ 9,780	$ 16,222
Change in difference between fair value and cost of investments[1]:			
Fixed maturity securities	$ 14,310	$ 46,321	$(89,345)
Equity securities	(28,350)	(23,739)	12,837
Total	$(14,040)	$ 22,582	$(76,508)

[1] *Parentheses indicate a net unrealized decline in fair value.*

Income taxes (benefit) on realized investment gains (losses) were $(1,075,000), $3,423,000 and $5,480,000 for 2001, 2000 and 1999, respectively.

Deferred income taxes applicable to net unrealized investment gains included in shareholders' equity were $23,835,000 and $30,160,000 at December 31, 2001 and 2000, respectively.

At December 31, 2000, Harleysville Group held cash collateral of $26,393,000 related to securities on loan with a market value of $25,371,000. Harleysville Group's policy is to require collateral of 102% of the then-current market value of loaned securities as of the close of trading on the preceding business day. Acceptable collateral includes government securities, letters of credit or cash.

Under provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133," fixed maturity investments classified as held to maturity with an amortized cost of $81,021,000 and unrealized gains of $1,547,000 were transferred to the available for sale classification on January 1, 2001.

Harleysville Group has not held or issued derivative financial instruments.

4 Reinsurance

In the ordinary course of business, Harleysville Group cedes insurance to, and assumes insurance from, insurers to limit its maximum loss exposure through diversification of its risks. See Note 2(a) for discussion of reinsurance with Mutual. Reinsurance contracts do not relieve Harleysville Group of primary liability as the originating insurer. After excluding reinsurance transactions with Mutual under the pooling arrangement, the effect of Harleysville Group's share of other reinsurance on premiums written and earned is as follows:

	2001	2000	1999
		(in thousands)	
Premiums written:			
Direct	$781,190	$740,425	$762,866
Assumed	29,683	26,415	25,588
Ceded	(63,286)	(65,368)	(64,115)
Net premiums written	$747,587	$701,472	$724,339
Premiums earned:			
Direct	$761,792	$738,797	$729,386
Assumed	29,442	25,653	25,130
Ceded	(61,345)	(76,120)	(47,316)
Net premiums earned	$729,889	$688,330	$707,200

Losses and loss settlement expenses are net of reinsurance recoveries of $68,852,000, $55,638,000 and $32,719,000 for 2001, 2000 and 1999, respectively.

5 Contingency

On December 31, 2001, Mutual received a written request for arbitration from GE Reinsurance Corporation (GE Re) of a reinsurance agreement between Mutual and GE Re relating to certain automobile insurance policies written in California through a managing general agent beginning in 1999. The notice indicates that GE Re intends to seek rescission of the agreement and reimbursement for its losses. Harleysville Group's share of underwriting losses, assumed under the pooling agreement, that have been ceded to GE Re was $33,220,000 from inception through December 31, 2001. GE Re's claims are apparently based on alleged non-disclosures by Mutual at the time the agreement was entered into in 1999. GE Re terminated payments under the agreement in January 2002.

On January 8, 2002, Mutual gave written notice of its election pursuant to the agreement to have GE Re's claims heard in the U.S. District Court in Philadelphia and, on January 11, 2002, Mutual filed an action for breach of contract against GE Re in the U.S. District Court in Philadelphia. GE Re filed motions to compel arbitration and to dismiss Mutual's complaint and such motions were denied by the court.

Since 2000, only renewal business as required by law has been written by Mutual through the managing general agent. Harleysville Group's pooling share of the written premium ceded by Mutual under the agreement was $13,897,000, $22,389,000 and $24,502,000 in 2001, 2000 and 1999, respectively, and is likely to decline further in 2002.

Both Mutual and the Company believe GE Re's claims to be wholly without merit and are litigating the matter vigorously. While the Company does not expect this matter to materially affect its financial condition or results of operations, there can be no assurance of any particular outcome.

6 Property and Equipment

Property and equipment consisted of land and buildings with a cost of $29,867,000 and $29,646,000, and equipment, including software, with a cost of $14,782,000 and $11,849,000 at December 31, 2001 and 2000, respectively. Accumulated depreciation related to such assets was $15,776,000 and $13,874,000 at December 31, 2001 and 2000, respectively.

Rental expense under leases with non-affiliates amounted to $2,832,000, $3,519,000 and $3,704,000 for 2001, 2000 and 1999, respectively. Operating lease commitments were not material at December 31, 2001.

7 Liability for Unpaid Losses and Loss Settlement Expenses

Activity in the liability for unpaid losses and loss settlement expenses is summarized as follows:

	2001	2000	1999
		(in thousands)	
Liability at January 1	$864,843	$901,352	$893,420
Less reinsurance recoverables	72,259	77,438	79,901
Net liability at January 1	792,584	823,914	813,519
Incurred related to:			
Current year	537,172	541,738	582,534
Prior years	(17,350)	(48,937)	(59,532)
Total incurred	519,822	492,801	523,002
Paid related to:			
Current year	229,435	244,978	259,635
Prior years	282,110	279,153	252,972
Total paid	511,545	524,131	512,607
Net liability at December 31	800,861	792,584	823,914
Plus reinsurance recoverables	78,195	72,259	77,438
Liability at December 31	$879,056	$864,843	$901,352

Harleysville Group recognized favorable development in the provision for insured events of prior years of $17,350,000, $48,937,000 and $59,532,000 in 2001, 2000 and 1999, respectively. The favorable development for 2001 primarily relates to lower-than-expected loss adjusting expenses and, for 2000 and 1999, lower-than-expected claim severity in the workers compensation and automobile lines of business. The 2001 and 2000 favorable development includes $14,772,000 and $20,186,000 of reductions in loss adjustment expenses. In both years, such reductions are related to benefits from initiatives to reduce costs of adjusting claims and to the favorable development on losses.

In establishing the liability for unpaid losses and loss settlement expenses, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known losses (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposures on both known and unasserted losses. Estimates of the liabilities are reviewed and updated continually.

The property and casualty insurance industry has received significant publicity about environmental-related losses from exposures insured many years ago. Since the intercompany pooling agreement pertains to insurance business written or earned on or after January 1, 1986, Harleysville Group has not incurred significant environmental-related losses.

8 Debt

Debt is as follows:

December 31,	2001	2000
	(in thousands)	
Notes, 6.75%, due 2003	$75,000	$75,000
Demand term-loan payable to Mutual, LIBOR plus 0.65%, due 2005	18,500	18,500
Economic Development Corporation (EDC) Revenue Bond obligation	2,555	2,950
Total debt	$96,055	$96,450

The fair value of the notes was $76,388,000 and $72,332,000 at December 31, 2001 and 2000, respectively, based on quoted market prices for the same or similar debt. The carrying value of the remaining debt approximates fair value.

The EDC obligation is secured by Lake States' building. Interest is payable semiannually at a variable rate (2.2% at December 31, 2001) equal to the market interest rate that would allow the bonds to be remarketed at par value. The bonds are subject to redemption prior to maturity in 2006 at levels dependent upon the occurrence of certain events.

Interest paid was $6,134,000, $6,507,000 and $6,278,000 in 2001, 2000 and 1999, respectively.

9 Restructuring Charges

On July 29, 1999, Harleysville Group announced a plan to consolidate its claims operations from 23 general claims offices into a centralized direct reporting center and four specialized regional claims centers. As a result of this consolidation, the Company recorded a restructuring charge in 1999 for employee termination benefits to be paid and occupancy charges that is included in losses and loss settlement expenses.

Employee termination benefits includes severance payments and related benefits and outplacement services for 173 employees. Severance payments totaling $1,793,000 have been made to 172 employees, and the remaining accrual for employee termination benefits is $10,000 at December 31, 2001. Included in occupancy charges are future lease obligations, less anticipated sublease benefits, for leased premises that are no longer being used by the claims operation. Operations in the 23 general claims offices have been closed. Payments totaling $593,000 have been made, and the remaining accrual for occupancy charges is $112,000 at December 31, 2001.

On February 7, 2000, Harleysville Group announced a plan to consolidate selected support services and office functions throughout its field operations. As a result of this consolidation, the Company recorded a restructuring charge in 2000 for employee termination benefits to be paid, occupancy charges and a write-down of equipment to fair value. This charge was included in other underwriting expenses.

Employee termination benefits includes severance payments and related benefits and outplacement services for 109 field employees. Severance payments totaling $883,000 have been made to the 109 employees. Included in occupancy charges is a future lease obligation, less anticipated sublease benefits, for leased premises that will no longer be used. Payments totaling $116,000 have been made against the accrual for occupancy charges. Also, as a direct result of the consolidation, a loss of $52,000 was realized on the disposal of equipment in 2000.

Both consolidations were completed by June 30, 2000.

9 Restructuring Charges (continued)

Activity in the Restructuring Accruals

(in thousands)

	Claims Restructuring			Field Restructuring		
	Employee Termination Benefits	Occupancy	Total	Employee Termination Benefits	Occupancy	Total
Restructuring charge	$ 2,017	$ 594	$ 2,611			
Change in prior accrual due to voluntary terminations greater than anticipated and additional sublease benefits	(42)	(57)	(99)			
Balance at December 31, 1999	1,975	537	2,512			
Restructuring charge				$ 899	$188	$1,087
Cash payments	(1,793)	(371)	(2,164)	(883)	(50)	(933)
Change in prior accrual due to voluntary terminations greater than anticipated and reduced sublease benefits	(172)	50	(122)	(16)		(16)
Balance at December 31, 2000	10	216	226		138	138
Cash payments		(222)	(222)		(66)	(66)
Change in prior accrual due to reduced sublease benefits		118	118			
Balance at December 31, 2001	$ 10	$ 112	$ 122		$ 72	$ 72

10 Insurance-Related Assessments

The Consolidated Statement of Income for the year ended December 31, 1999 reflects a $2,904,000 charge, net of a tax benefit of $1,564,000, for the cumulative effect of adopting American Institute of Certified Public Accountants Statement of Position (SOP) No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments."

11 Shareholders' Equity

Comprehensive income consisted of the following:

	2001	2000	1999
		(in thousands)	
Net income	$ 43,493	$48,692	$ 39,913
Other comprehensive income:			
Unrealized investment holding gains (losses) arising during period, net of taxes (benefits) of $(7,463), $6,082 and $(6,565)	(13,859)	11,296	(12,192)
Less:			
Reclassification adjustment for (gains) losses included in net income, net of taxes (benefits) of $(1,139), $3,752 and $5,543	2,114	(6,968)	(10,293)
Net unrealized investment gains (losses)	(11,745)	4,328	(22,485)
Comprehensive income	$ 31,748	$53,020	$ 17,428

A source of cash for the payment of dividends is dividends from subsidiaries. Harleysville Group Inc.'s insurance subsidiaries are required by law to maintain certain minimum surplus on a statutory basis, and are subject to risk-based capital requirements and to regulations under which payment of a dividend from statutory surplus is restricted and may require prior approval of regulatory authorities. Applying the current regulatory restrictions as of December 31, 2001, $54,022,000 would be available for distribution to Harleysville Group Inc. during 2002 without prior approval.

The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles which were effective January 1, 2001. The codified principles are intended to provide a basis of accounting recognized and adhered to in the absence of, conflict with, or silence of, state statutes and regulations. The impact of the codified principles on the January 1, 2001 statutory capital and surplus of the Company's insurance subsidiaries ranged from a decrease of $442,000 to an increase of $6,397,000 and was an increase of $21,003,000 on a consolidated basis.

The following table contains selected information for Harleysville Group Inc.'s property and casualty insurance subsidiaries, as determined in accordance with prescribed statutory accounting practices:

December 31,	2001	2000	1999
		(in thousands)	
Statutory capital and surplus	$538,878	$515,679	$502,863
Statutory unassigned surplus	$404,609	$381,410	$368,594
Statutory net income	$ 41,095	$ 48,412	$ 38,710

12 Income Taxes

The components of income tax expense (benefit) are as follows:

	2001	2000	1999
		(in thousands)	
Current	$11,732	$10,410	$ 7,518
Deferred	(3,425)	(1,397)	(2,583)
	$ 8,307	$ 9,013	$ 4,935

Cash paid for federal income taxes in 2001, 2000 and 1999 was $13,158,000, $6,499,000 and $9,820,000, respectively.

The actual income tax rate differed from the statutory federal income tax rate applicable to income before income taxes as follows:

	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt interest	(19.3)	(19.7)	(24.8)
Other, net	0.3	0.3	0.1
	16.0%	15.6%	10.3%

The tax effects of the significant temporary differences that give rise to deferred tax liabilities and assets are as follows:

December 31,	2001	2000
	(in thousands)	
Deferred tax liabilities:		
Deferred policy acquisition costs	$30,127	$29,666
Unrealized investment gains	23,835	30,160
Other	6,169	5,945
Total deferred tax liabilities	60,131	65,771
Deferred tax assets:		
Unearned premiums	24,755	23,516
Losses incurred	41,811	42,487
AMT credit carryforward	4,811	5,086
Other	18,189	14,227
Total deferred tax assets	89,566	85,316
Net deferred tax asset	$29,435	$19,545

A valuation allowance is required to be established for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the benefit of the deferred tax asset will be realized and, therefore, no such valuation allowance has been established.

13 Incentive Plans

Harleysville Group applies APB Opinion No. 25 in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and certain of its stock purchase plans. Had compensation cost for these stock-based compensation plans been determined under SFAS No. 123, Harleysville Group's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	(in thousands, except per share data)		
Net income:			
As reported	$43,493	$48,692	$39,913
Pro forma	$40,995	$46,847	$38,094
Basic earnings per share:			
As reported	$ 1.49	$ 1.69	$ 1.37
Pro forma	$ 1.40	$ 1.62	$ 1.30
Diluted earnings per share:			
As reported	$ 1.46	$ 1.67	$ 1.35
Pro forma	$ 1.38	$ 1.61	$ 1.29

The per share weighted-average fair value of options granted during 2001, 2000 and 1999 was $8.45, $4.80 and $5.71, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 2.12%, 3.31% and 2.55%; expected volatility of 34.89%, 31.84% and 30.42%; risk-free interest rate of 4.77%, 6.76% and 5.65%; and an expected life of 5.25 years.

Fixed Stock Option Plans

Harleysville Group has an Equity Incentive Plan (EIP) for key employees. Awards may be made in the form of stock options, stock appreciation rights (SARs), restricted stock or any combination of the above. The EIP was amended in 1997 and limited future awards to an aggregate of 4,260,946 shares of Harleysville Group Inc.'s common stock. The plan provides that stock options may become exercisable from six months to 10 years from the date of grant with an option price not less than fair market value on the date of grant. The options normally vest 50% at the end of one year and 50% at the end of two years from the date of grant. SARs have not been material.

The income tax benefit related to the difference between the market price at the date of exercise and the option price for non-qualified stock options was credited to additional paid-in capital.

The Harleysville Group Inc. Year 2000 Directors' Stock Option Program provides for the granting of options to eligible directors to purchase a maximum of 123,500 shares of common stock. Options are granted at exercise prices equal to fair market value on the date of grant. The options vest immediately, although no option is exercisable until six months after the date of grant. The options have a term of 10 years.

13 Incentive Plans (continued)

Harleysville Group maintains stock option plans for substantially all employees and certain designated agents. The plans provide for the granting of options to purchase a maximum of 850,000 shares of common stock. The plans provide that the options become exercisable from three to 10 years from the date of grant with an option price not less than fair market value on the date of grant.

Information regarding activity in Harleysville Group's fixed stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 1998	1,950,229	$15.42
Granted – 1999	367,293	19.40
Exercised – 1999	(139,391)	11.22
Forfeited – 1999	(62,187)	19.07
Outstanding at December 31, 1999	2,115,944	16.30
Granted – 2000	434,361	16.48
Exercised – 2000	(254,567)	12.65
Forfeited – 2000	(187,948)	18.09
Outstanding at December 31, 2000	2,107,790	16.62
Granted – 2001	475,850	26.36
Exercised – 2001	(259,912)	14.26
Forfeited – 2001	(84,180)	16.31
Outstanding at December 31, 2001	2,239,548	$18.97
Exercisable at:		
December 31, 1999	1,614,632	$14.84
December 31, 2000	1,552,506	$16.37
December 31, 2001	1,608,426	$17.21

The following table summarizes information about fixed stock options at December 31, 2001:

	Range of Exercise Prices		
	$9.50-13.63	$13.75-19.63	$20.13-26.36
Options outstanding at December 31, 2001: Number of options	648,145	841,681	749,722
Weighted-average remaining contractual life	2.2 years	7.2 years	8.3 years
Weighted-average exercise price	$13.03	$17.68	$25.57
Options exercisable at December 31, 2001: Number of options	648,145	662,994	297,287
Weighted-average exercise price	$13.03	$18.03	$24.52

Other Stock Purchase and Incentive Plans

Harleysville Group Inc. is authorized to issue up to 1,000,000 shares of common stock under the terms of the 1995 Employee Stock Purchase Plan. Virtually all employees are eligible to participate in the plan, under which a participant may elect to have up to 15% of base pay withheld to purchase shares. The purchase price of the stock is 85% of the lower of the beginning-of-the-subscription-period or end-of-the-subscription-period fair market value. Each subscription period runs from January 15 through July 14, or July 15 through January 14. Under the plan, Harleysville Group Inc. issued 93,637, 156,958 and 114,948 shares to employees in 2001, 2000 and 1999, respectively.

Under Harleysville Group Inc.'s 1995 Agency Stock Purchase Plan, eligible independent insurance agencies may invest up to $12,500 in shares of common stock at 90% of the fair market value at the end of each six-month subscription period. There are 1,000,000 shares of common stock available under the plan. There were 29,980, 60,844 and 57,186 shares issued under the plan for which $180,000, $66,000 and $88,000 of expense was recognized in 2001, 2000 and 1999, respectively.

The 1996 Directors' Stock Purchase Plan provides for the issuance of up to 200,000 shares of Harleysville Group Inc. common stock to outside directors of Harleysville Group Inc. and Mutual. The purchase price of the stock is 85% of the lower of the beginning-of-the-subscription-period or end-of-the-subscription-period fair market value. In 2001, 2000 and 1999 respectively, there were 7,999, 4,965 and 7,940 shares issued under the plan for which $75,000, $20,000 and $23,000 of expense was recognized.

Harleysville Group has incentive bonus plans. Cash and common stock bonuses are earned on a formula basis depending upon the performance of Harleysville Group and Mutual in relation to certain targets. There are 600,000 shares of common stock available under the Long Term Incentive Plan and none of these shares has been issued. Harleysville Group's expense for such plans was $1,808,000, $2,963,000 and $1,419,000 for 2001, 2000 and 1999, respectively.

14 Pension and Other Benefit Plans

Harleysville Group Inc. has a pension plan that covers substantially all full-time employees. Retirement benefits are a function of both the years of service and level of compensation. Harleysville Group Inc.'s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by ERISA. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the year-end status of the plan including Mutual:

	2001	2000
	(in thousands)	
Change in benefit obligation		
Benefit obligation at January 1	$110,066	$ 96,113
Service cost	4,745	4,434
Interest cost	8,348	7,482
Amendments		295
Net actuarial loss	8,035	7,459
Benefits paid	(4,294)	(3,518)
Curtailment		(2,199)
Benefit obligation at December 31	$126,900	$110,066
Change in plan assets		
Fair value of plan assets at January 1	$118,727	$123,564
Actual return on plan assets	(12,657)	(1,471)
Benefits paid	(4,103)	(3,366)
Fair value of plan assets at December 31	$101,967	$118,727
Funded status	$ (24,933)	$ 8,661
Unrecognized net actuarial gain	(845)	(31,285)
Unrecognized prior service cost	1,608	2,196
Unrecognized transition obligation	266	285
Accrued pension cost:		
Entire plan	$ (23,904)	$ (20,143)
Harleysville Group portion	$ (16,364)	$ (13,701)

The net periodic pension cost for the plan including Mutual includes the following components:

	2001	2000	1999
		(in thousands)	
Components of net periodic pension cost:			
Service cost	$ 4,745	$ 4,434	$ 5,213
Interest cost	8,348	7,482	6,860
Expected return on plan assets	(9,596)	(8,580)	(6,873)
Recognized net actuarial gain	(152)	(478)	
Amortization of prior service cost	588	610	637
Net transition amortization	19	(117)	(117)
Curtailment		(1,962)	(218)
Net periodic pension cost:			
Entire plan	$ 3,952	$ 1,389	$ 5,502
Harleysville Group portion	$ 2,663	$ 788	$ 3,647

	2001	2000	1999
Weighted-average assumptions as of December 31			
Discount rate	7.25%	7.50%	7.75%
Expected long-term rate of return on plan assets	9.50%	9.50%	9.00%
Rate of compensation increase	4.50%	4.50%	4.50%

Harleysville Group has profit-sharing plans covering qualified employees. Harleysville Group's expense under the plans was $1,601,000, $2,821,000 and $3,220,000 for 2001, 2000 and 1999, respectively.

15 Segment Information

As an underwriter of property and casualty insurance, Harleysville Group has three reportable segments, which consist of the investment function, the personal lines of insurance and the commercial lines of insurance. Using independent agents, Harleysville Group markets personal lines of insurance to individuals, and commercial lines of insurance to small and medium-sized businesses.

Harleysville Group evaluates the performance of the personal lines and commercial lines primarily based upon underwriting results as determined under statutory accounting practices (SAP). Assets are not allocated to the personal and commercial lines, and are reviewed in total by management for purposes of decision making. Harleysville Group operates only in the United States, and no single customer or agent provides 10 percent or more of revenues.

15 Segment Information (continued)

Financial data by segment is as follows:

	2001	2000	1999
		(in thousands)	
Revenues:			
Premiums earned:			
Commercial lines	$493,362	$437,873	$438,111
Personal lines	236,527	250,457	269,089
Total premiums earned	729,889	688,330	707,200
Net investment income	85,518	86,791	85,894
Realized investment gains (losses)	(3,071)	9,780	16,222
Other	15,415	17,670	15,440
Total revenues	$827,751	$802,571	$824,756
Income before income taxes and cumulative effect of accounting change:			
Underwriting loss:			
Commercial lines	$ (7,128)	$ (22,925)	$ (44,052)
Personal lines	(29,372)	(23,281)	(17,098)
SAP underwriting loss	(36,500)	(46,206)	(61,150)
GAAP adjustments	2,017	3,602	2,785
GAAP underwriting loss	(34,483)	(42,604)	(58,365)
Net investment income	85,518	86,791	85,894
Realized investment gains (losses)	(3,071)	9,780	16,222
Other	3,836	3,738	4,001
Income before income taxes and cumulative effect of accounting change	$ 51,800	$ 57,705	$ 47,752

16 Earnings Per Share

The computation of basic and diluted earnings per share is as follows:

	2001	2000	1999
	(dollars in thousands, except per share data)		
Numerator for basic and diluted earnings per share:			
Net income	$43,493	$48,692	$39,913
Denominator for basic earnings per share – weighted-average shares outstanding	29,267,587	28,838,824	29,238,372
Effect of stock incentive plans	550,942	297,582	327,006
Denominator for diluted earnings per share	29,818,529	29,136,406	29,565,378
Basic earnings per share	$ 1.49	$ 1.69	$ 1.37
Diluted earnings per share	$ 1.46	$ 1.67	$ 1.35

The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price:

	2001	2000	1999
		(in thousands)	
Number of options	284	566	521

17 Quarterly Results of Operations (Unaudited)

	First	Second	Third	Fourth	Total
	(in thousands, except per share data)				
2001					
Revenues	$200,320	$203,442	$205,821	$218,168	$827,751
Losses and expenses	189,523	190,309	197,396	198,723	775,951
Net income	9,718	10,978	7,855	14,942	43,493
Earnings per common share:					
Basic	$ .33	$ .38	$ .27	$ .51	$ 1.49
Diluted	$ .33	$ .37	$ .26	$ .50	$ 1.46
2000					
Revenues	$197,419	$198,934	$200,152	$206,066	$802,571
Losses and expenses	190,644	186,812	184,416	182,994	744,866
Net income	7,241	10,705	13,040	17,706	48,692
Earnings per common share:					
Basic	$ .25	$ .37	$ .45	$ .61	$ 1.69
Diluted	$ .25	$ .37	$ .45	$ .60	$ 1.67

Independent Auditors' Report

The Board of Directors and Shareholders
Harleysville Group Inc.:

We have audited the accompanying consolidated balance sheets of Harleysville Group as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harleysville Group as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, Harleysville Group adopted the provisions of Statement of Position No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," effective January 1, 1999.

KPMG LLP

Philadelphia, Pennsylvania

February 14, 2002

Market for Common Stock and Related Security Holder Matters

The stock of Harleysville Group Inc. is quoted on the Nasdaq National Market System, and assigned the symbol HGIC. At the close of business on March 1, 2002, the approximate number of holders of record of Harleysville Group Inc.'s common stock was 2,161 (counting all shares held in single nominee registration as one shareholder).

The payment of dividends is subject to the discretion of Harleysville Group Inc.'s Board of Directors, which each quarter considers, among other factors, Harleysville Group's operating results, overall financial condition, capital requirements and general business conditions. The present quarterly dividend of $0.15 per share paid in each of the third and fourth quarters of 2001 is expected to continue during 2002. As a holding company, one of Harleysville Group Inc.'s sources of cash with which to pay dividends is dividends from its subsidiaries. Harleysville Group Inc.'s insurance company subsidiaries are subject to state laws that restrict their ability to pay dividends. See Note 11 of the Notes to Consolidated Financial Statements.

The following table sets forth the amount of cash dividends declared per share, and the high and low bid quotations as reported by Nasdaq for Harleysville Group Inc.'s common stock for each quarter during the past two years.

2001	High	Low	Cash Dividends Declared
First Quarter	$30.06	$20.44	$ .14
Second Quarter	30.01	21.44	.14
Third Quarter	30.15	19.10	.15
Fourth Quarter	26.72	23.14	.15

2000	High	Low	Cash Dividends Declared
First Quarter	$16.63	$11.63	$.135
Second Quarter	17.31	13.19	.135
Third Quarter	19.50	16.31	.14
Fourth Quarter	30.50	19.00	.14

Shareholder Information

Annual Shareholders' Meeting
Date: Wednesday, April 24, 2002
Time: 10:00 a.m.
Place: Corporate Headquarters

Corporate Headquarters
355 Maple Avenue
Harleysville, PA 19438-2297
215.256.5000

www.harleysvillegroup.com

Common Stock Information
Traded on the Nasdaq National Market System
Symbol: HGIC

Dividend Payment Schedule
Historically, dividends on Harleysville Group common stock have been paid quarterly in March, June, September and December.

Financial Information
In addition to this report and the accompanying proxy statement, the following information may be obtained without charge from investor relations by –
mail to Carol Manning (see address below);
telephone (215.256.5020); fax (215.256.5601); or
e-mail (investorrelations@harleysvillegroup.com):

- Forms 10-K, 10-Q and 8-K (if any) as filed with the Securities and Exchange Commission
- Quarterly reports to shareholders
- Prospectus with information about the company's dividend reinvestment and stock purchase plan

Investor Relations Contact
Carol D. Manning
Vice President, Investor Relations
Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297

Registrar and Transfer Agent
Mellon Investor Services LLC
44 Wall Street
6th Floor
New York, NY 10005

Shareholder inquiries: 800.851.9677
www.mellon-investor.com

Board of Directors

Harleysville Group Inc.

Walter R. Bateman
Chairman of the Board,
President and
Chief Executive Officer

Lowell R. Beck
Retired President,
National Association of
Independent Insurers

Michael L. Browne
Partner, Reed Smith LLP

Robert D. Buzzell
Distinguished Visiting
Professor, Marketing
Georgetown University;
Director, VF Corporation

Mirian M. Graddick-Weir
Executive Vice President, AT&T

Joseph E. McMenamin
Retired President, Keystone
Insurance Companies

Frank E. Reed
Retired President, CoreStates/
Philadelphia National Bank;
Director, Alltel Corporation

Jerry S. Rosenbloom
Frederick H. Ecker
Professor of Insurance and Risk
Management, Wharton School,
University of Pennsylvania;
Director, Mutual Risk
Management, Ltd. and Annuity
and Life Re

Harleysville Mutual Insurance Company

Walter R. Bateman
Chairman of the Board,
President and
Chief Executive Officer

W. Thacher Brown
President, 1838
Investment Advisors, Inc.;
Director, Airgas, Inc.

Robert D. Buzzell
Distinguished Visiting
Professor, Marketing
Georgetown University;
Director, VF Corporation

Joseph E. McMenamin
Retired President, Keystone
Insurance Companies

Frank E. Reed
Retired President, CoreStates/
Philadelphia National Bank;
Director, Alltel Corporation

Jerry S. Rosenbloom
Frederick H. Ecker
Professor of Insurance and Risk
Management, Wharton School,
University of Pennsylvania;
Director, Mutual Risk
Management, Ltd. and Annuity
and Life Re

William W. Scranton
Former Lieutenant Governor –
Pennsylvania

William E. Storts
Retired Managing Partner,
Accenture Consulting –
Global Financial Services

Officers

Harleysville Group Inc.

Walter R. Bateman
Chairman of the Board,
President and
Chief Executive Officer

Mark R. Cummins
Executive Vice President,
Chief Investment Officer
and Treasurer

Douglas A. Gaudet
Executive Vice President,
Insurance Operations and
Chief Underwriting Officer

M. Lee Patkus
Executive Vice President,
Field Operations

David K. Bond
Senior Vice President,
Commercial Lines

Roger A. Brown
Senior Vice President,
Secretary and General Counsel

J. Richard Dowd
Senior Vice President,
Personal Lines

Robert J. Lockwood
Senior Vice President, Claims

Bruce J. Magee
Senior Vice President and
Chief Financial Officer

Timothy M. O'Malley
Senior Vice President, Marketing

Bonnie L. Rankin
Senior Vice President and
Chief Service Officer

E. Wayne Ratz
Senior Vice President and
Chief Information Officer

Catherine B. Strauss
Senior Vice President,
Human Resources

Robert G. Whitlock Jr.
Senior Vice President
and Chief Actuary

Frederick W. Baker
Vice President, Communications

Angela K. Bauer
Vice President,
Planning and Finance

Roger J. Beekley
Vice President and Controller

Donna M. Dever
Vice President and
Associate General Counsel

Sallyanne Donovan
Vice President,
Field Claims Operations

John B. Elcock
Vice President, Applications
Systems and Services

Christopher W. Gold
Vice President, Personal Lines

Gary M. Harvey
Vice President and
Associate Actuary

Steven M. Horner
Vice President,
Training and Development

Robert J. Jaso
Vice President,
Risk Management and
Corporate Reinsurance

Clark D. Kulp
Vice President, Facilities Services

Carol D. Manning
Vice President,
Investor Relations and
Mergers and Acquisitions

Blaine C. Marles
Vice President and Actuary

J. Gary Morris
Vice President and Senior Fixed
Income Portfolio Manager

Andrew M. Tuma
Vice President, Surety

Subsidiary Chief Operating Officers

Keith A. Fry
President,
Harleysville Lake States
Insurance Company

Dennis J. Otmaskin
President,
Harleysville Worcester
Insurance Company and
Harleysville Insurance
Company of New York

Daniel E. Barr
Executive Vice President,
Harleysville Insurance Company
(Minnesota)

Branch Operations Resident Vice Presidents

Larry W. Broadnax
Nashville Branch Office

Thomas E. Clark
New Jersey Branch Office

Regina M. Fleming
Allegheny Branch Office

Kevin P. Glancy
Richmond Branch Office

David L. Hofmann
Susquehanna Branch Office

Robert L. Johnson
Greensboro Branch Office

Robert F. Keane
Harleysville Branch Office

Joseph B. Lesko
Chesapeake Branch Office

Harleysville
Good people to know

Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297
www.harleysvillegroup.com